

November 21, 2023

Lawrence M. Blatt, Ph.D.
Chairman and Chief Executive Officer
Aligos Therapeutics, Inc.
One Corporate Dr., 2nd Floor
South San Francisco, CA 94080

> **Re: Aligos Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 17, 2023**
> **File No. 333-275636**

Dear Lawrence M. Blatt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark V. Roeder, Esq.